Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-221508

July 29, 2020

Univest Financial Corporation

Pricing Term Sheet

5.000% Fixed-to-Floating Rate Subordinated Notes due 2030

Issuer:	Univest Financial Corporation (the “Company”)

Security:	5.000% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Subordinated Notes”)

Principal Amount:	$100,000,000

Price to Public:	100% of face amount

Stated Maturity Date:	August 15, 2030

Coupon:	From and including August 5, 2020, to but excluding August 15, 2025 at an initial rate of 5.000% per annum, payable semiannually in arrears, and thereafter at an annual floating rate equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the Preliminary Prospectus Supplement), as determined for the applicable quarterly period, plus a spread of 4.952%, payable quarterly in arrears. If the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the Subordinated Notes will be payable on February 15 and August 15 of each year through, but not including, August 15, 2025 or the date of earlier redemption, and thereafter on February 15, May 15, August 15 and November 15 of each year to August 15, 2030, but excluding the maturity date or the date of earlier redemption. The first interest payment will be made on February 15, 2021.

Day Count:	From and including August 5, 2020 to but excluding August 15, 2025, 30/360 and thereafter, a 360 day year and the actual number of days elapsed
Optional Redemption:	Redeemable (1) in whole or in part on or after August 15, 2025 or (2) in whole, but not in part, at any time within 90 days if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Subordinated Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Subordinated Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case at a redemption price equal to 100% of the principal amount of the Subordinated Notes, plus unpaid interest, if any, accrued thereon to but excluding the date of redemption.

Trade Date:	July 29, 2020

Settlement Date:	August 5, 2020 (T+5)

CUSIP / ISIN:	915271AC4 / US915271AC49

Rating*:	Kroll Bond Rating Agency: BBB

Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof

Sole Book-Running Manager:	U.S. Bancorp Investments, Inc.

Co-Manager:	PNC Capital Markets LLC

* A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

We expect that delivery of the Subordinated Notes will be made against payment therefor on or about the fifth business day following the date of pricing of the Subordinated Notes (this settlement cycle being referred to as “T+5”). Accordingly, purchasers who wish to trade the Subordinated Notes prior to the delivery of the Subordinated Notes will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Subordinated Notes who wish to trade their Subordinated Notes prior to their date of delivery should consult their own advisors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or underwriter will arrange to send you the prospectus and the applicable prospectus supplement if you request them by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.